KNIGHT OF ABYSS STUDIOS, INC.

Complete GAAP Financial Statements

For the Year Ended December 31, 2025

Statement of Income

Revenue	$0.00
Total Revenue	$0.00
Operating & Administrative Expenses	$76,984.00
Total Expenses	$76,984.00
Net Loss	($76,984.00)

Statement of Changes in Shareholders' Equity

Preferred Stock at Par ($0.70)	$161,759.98
Less: Discount on Preferred Stock	($40,000.00)
Net Capital Raised	$121,759.98
Accumulated Deficit	($116,859.00)
Total Shareholders' Equity	$4,900.98

Balance Sheet

ASSETS	
Cash and Cash Equivalents	$4,900.98
Total Assets	$4,900.98

LIABILITIES	
Total Liabilities	$0.00

SHAREHOLDERS' EQUITY	
Preferred Stock ($0.70 par)	$161,759.98
Discount on Preferred Stock	($40,000.00)
Accumulated Deficit	($116,859.00)
Total Shareholders' Equity	$4,900.98

Statement of Cash Flows

Cash Flows from Operating Activities	
Net Loss	($76,984.00)
Net Cash Used in Operating Activities	($76,984.00)
Cash Flows from Financing Activities	
Proceeds from Preferred Stock	$121,759.98
Less: 2024 Distributions	($39,875.00)
Net Cash Provided by Financing Activities	$81,884.98
Net Increase (Decrease) in Cash	$4,900.98
Cash at Beginning of Year	$0.00
Cash at End of Year	$4,900.98

Notes to Financial Statements

1. Nature of Operations: Knight of Abyss Studios, Inc. is a creative production company engaged in development activities. 2. Basis of Presentation: The accompanying financial statements have been prepared in accordance with U.S. Generally Accepted Accounting Principles (GAAP). 3. Capital Structure: The Company issued 231,085.69 shares of preferred stock at a par value of $0.70 per share. A portion of shares were issued below par resulting in a $40,000 discount recorded as contra-equity. 4. Accumulated Deficit: The Company has incurred cumulative losses of $116,859.00 as of December 31, 2025. 5. Cash: Cash at year-end totaled $4,900.98. The Company reports no liabilities as of year-end.